

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2016

Mail Stop 4631

<u>Via Email</u>
Mr. Stuart Spence
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge PKWY
Houston, Texas 77079

> Re: **McDermott International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **Form 8-K dated February 18, 2016**
> **Filed February 22, 2016**
> **Form 8-K dated July 26, 2016**
> **Filed July 26, 2016**
> **File No. 001-08430**

Dear Mr. Spence:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction